UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

UNDER the Securities Exchange Act of 1934

For the month of March 2025

Commission File No.: 001-41824

Kolibri Global Energy Inc.

(Translation of registrant’s name into English)

925 Broadbeck Drive, Suite 220

Thousand Oaks, CA 91320

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ☐ Form 40-F ☒

EXHIBIT INDEX

Exhibit	Description
99.1	Press Release dated March 13, 2025
99.2	Statement of Reserves Data and Other Oil and Gas Information
99.3	Report on Reserves Data by Independent Qualified Reserves Evaluator or Auditor
99.4	Report of Management and Directors on Reserves Data and Other Information

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Kolibri Global Energy Inc.

Date: March 13, 2025	By:	/s/ Gary Johnson
	Name:	Gary Johnson
	Title:	Chief Financial Officer